FOR IMMEDIATE RELEASE

Formula Systems Reports First Quarter 2006

A five years record net income of $4.2 million.

Herzliya, Israel – May 25, 2006 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the first quarter 2006.

Revenues for the first quarter of 2006 totaled $126.3 million compared to $128.8 million in the first quarter of 2005.

Net income in the first quarter was a five years record of $4.2 million compared to $1.8 million in the first quarter of 2005.

Gad Goldstein, President of Formula, commented: "In the Press Release of the fourth quarter results of 2005 we anticipated that in year 2006 we will experience a successful harvest of seeds sown in previous years. We believe that the net profit achieved in the first quarter of 2006 is merely the beginning of a process of unlocking hidden value and creation of capital gains , combined with further improvement of additional assets. Although prediction in quarterly fashion of such capital events is difficult, we believe that the quality and quantity of these anticipated events give us very good visibility for the next running twelve months."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) Ltd.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	March 31, 2006	December 31, 2005
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	75,363	82,575
Short-term investments	36,808	35,776
Trade receivables	139,415	132,489
Other accounts receivable	38,296	25,684
Inventories	3,697	3,808

	293,579	280,332

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	3,063	2,199
Investments in affiliates	19,083	20,257

	22,146	22,456

SEVERANCE PAY FUND	31,157	33,627

PROPERTY AND EQUIPMENT, NET	23,072	23,123

OTHER ASSETS, NET	272,830	270,597

	642,784	630,135

CURRENT LIABILITIES:
Liabilities to banks and others	86,026	103,629
Trade payables	44,549	47,586
Other accounts payable	88,621	76,743
Debentures	8,038	8,004
Customer advances, net of work in progress	6,591	7,309

	233,825	243,271

LONG-TERM LIABILITIES:
Debentures	30,723	16,809
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	1,144	1,282
Customer advances	691	645
Liabilities to banks and others	57,524	52,514
Liability due to activity acquisition	1,576	1,761
Accrued severance pay	37,716	39,726

	131,345	114,708

MINORITY INTEREST	110,761	108,707

SHAREHOLDERS’ EQUITY	166,853	163,449

	642,784	630,135

FORMULA SYSTEMS (1985) Ltd.

(An Israeli corporation)

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,
	2006	2005
	U.S. $
	(in thousands, except per share data)

Revenues	126,339	128,758
Cost of revenues	84,927	83,432
	______	______
Gross profit	41,412	45,326
Research and development costs, net	6,503	5,508
Selling, general and administrative expenses	33,245	31,652
Depreciation and amortization	1,355	1,609
Restructuring and non-recurring costs	635	758
	______	______
Operating (loss) income	(326)	5,799
Financial expenses, net	(2,207)	(2,300)
	______	______
	(2,533)	3,499
Gain on realization of investments	11,470	1,965
Other income (expenses), net	(1,767)	938
	______	______
Income before taxes on income	7,170	6,402
Taxes on income	(95)	1,720
	______	______
	7,265	4,682
Equity in income (losses) of affiliated companies, net	1,043	(1,744)
Minority interest in profits, net	(4,064)	(1,120)
	______	______
Net income	4,244	1,818
	______	______
	______	______

Earnings per share:
Basic	0.32	0.16
	______	______
Diluted	0.30	0.09
	______	______

Weighted average number of shares outstanding:
Basic	13,200	11,600
	______	______
Diluted	13,200	11,600
	______	______